Exhibit 1

Oaktree Tribune, L.P.

333 S. Grand Avenue, 28th floor

Los Angeles, California 90071

June 13, 2016

Ms. Julie K. Xanders

Executive Vice President, General Counsel & Secretary

Tribune Publishing Company

435 North Michigan Avenue

Chicago, Illinois 60611

Dear Ms. Xanders:

Oaktree Tribune, L.P. (“Oaktree”), the owner1 of 4,691,371 shares of common stock of Tribune Publishing Co.,2 asserts its right to inspect the books and records of the Company under Section 220 of the Delaware General Corporation Law. Attached to this letter is a true and correct copy of BNY Mellon’s Custody Holdings statement for Oaktree, dated June 10, 2016, setting forth Oaktree’s ownership of this Tribune Publishing Co. stock.

Statement of Purpose

Oaktree’s request to inspect certain books and records of the Company arises from the following circumstances, among others:

On February 4, 2016, the Company announced that it had issued 5,220,000 shares of common stock to Merrick Media, an entity controlled by Michael Ferro, for a payment of $8.50 per share, and appointed Mr. Ferro as the Company’s Non-Executive Chairman and a Director. The price of $8.50 per share represented a discount of $0.50 per share from the closing price of the Company’s stock on February 3, 2016. The public disclosures of the Company and Mr. Ferro concerning the transaction do not reveal any consideration given by Mr. Ferro for the shares other than the below-market purchase price.

The Company and Mr. Ferro did not disclose any plans concerning a change of control of the Board in connection with the issuance of shares to Mr. Ferro. But less than three weeks later, on

[1]	I enclose documentation confirming Oaktree’s beneficial ownership of those shares, and its authorization of its counsel, Munger, Tolles & Olson LLP and Smith, Katzenstein & Jenkins LLP, to act on its behalf.
[2]	“Company” refers to Tribune Publishing Co., both before and after its recently-announced change of name to tronc, Inc., and to all its direct and indirect wholly-owned subsidiaries. “Directors” and “Board” refer to the directors and board of directors of Tribune Publishing Co., later to be named tronc Inc., as such directors and board were constituted at relevant times described herein.

February 23, 2016, the Company announced that it had replaced its CEO, Jack Griffin, with Justin Dearborn, a long-time associate of Mr. Ferro. Mr. Dearborn was also added to the Board at that time. On April 1, 2016—after the February 27, 2016 deadline had passed for non-management stockholders to nominate their own candidates for election as directors at the 2016 annual meeting—the Company disclosed that its Board had created three new director positions and appointed three additional associates of Mr. Ferro to fill those positions. The Company’s proxy statement, dated April 19, 2016, revealed that management had nominated a slate consisting of Messrs. Ferro and Dearborn, the three newly appointed Directors, and only three other Directors (with two existing Directors not standing for re-election)—thus resulting in an eight-member Board, five of whose members consisted of Mr. Ferro and new Directors associated with him.

Taken together, the changes in Board composition arranged by Mr. Ferro and the Board between February 4 and April 19 had the effect of transferring control of the Board to Mr. Ferro and his associates. At the same time, the installation of Mr. Dearborn as CEO ensured that there would be no pushback on Mr. Ferro’s plans from Company management. Yet Mr. Ferro paid a below market price for his stock in the Company, rather than a premium reflecting his acquisition of control. The question is why the Board did not fulfill its duty to secure a control premium and why Mr. Ferro did not disclose his plan to acquire control of the Company. The failure to disclose that plan until after the February 27, 2016 deadline had run to nominate candidates for Director had the effect of preventing unhappy stockholders3 from mounting a proxy fight to oppose it.

In the context of responding to proposals by Gannett Co., Inc. beginning in April 2016 to acquire the Company’s outstanding stock for initially $12.25 per share, and now $15.00 per share, Mr. Ferro has made statements that suggest that he either misunderstands his duties to the stockholders, or has elected to further his own interests in derogation of those duties. For example, according to Gannett, Mr. Ferro told Gannett that a business combination could make sense as long as he would have a “significant role” at the Company post-closing and was its “largest shareholder,” and he went on to state that he was unwilling to engage in a process unless he, personally, would get “a piece of the action.” The Company does not deny that Mr. Ferro made those statements; instead, it has issued a carefully worded non-denial denial, asserting that “Mr. Ferro’s alleged comments … were grossly mischaracterized and taken out of context.” The Board has not explained publicly whether it has independently investigated the context in which Mr. Ferro’s comments were made or whether it took any steps to prevent Mr. Ferro’s interest in “a piece of the action” from tainting his actions on behalf of the Company.

Those reports and others concerning Mr. Ferro’s statements give rise to a reasonable inference that the Board is not exercising its oversight responsibilities over Mr. Ferro, and instead is allowing Mr. Ferro free rein to act and speak for the Company in service of his own interests, rather than those of the stockholders. That concern has been exacerbated by the Company’s refusal to appoint a committee of independent directors to consider the Gannett bid. The only rationale given for that refusal: “Each

[3]	There can be no doubt that the Company has plenty of unhappy stockholders. The Company has disclosed that at the annual meeting held on June 2, 2016, each of management’s nominees for Director received “withhold” votes from between 40% and 48% of the shares voted. Excluding the 5,220,000 shares issued to Mr. Ferro (which we assume he voted for each nominee), four candidates (including Messrs. Ferro and Dearborn) received more “withhold” votes than “for” votes.

member of the board of directors is completely aligned with the interests of the broader shareholder base, and the entire board remains committed to acting in the best interests of all shareholders.” Given Mr. Ferro’s own statements, it is obvious his interests are not “completely aligned with the interests of the broader shareholder base,” indicating that the Board has failed to appreciate and police Mr. Ferro’s conflicts of interest.

Though both Gannett offers represented very substantial acquisition premiums and though Gannett, as owner of a national chain of daily newspapers, would appear to be unique in its ability to pay a price for the Company reflecting the substantial synergies that can be realized by a national newspaper chain, the Board under Mr. Ferro’s leadership has refused to engage in any substantive discussions with Gannett, deciding, instead, to do everything possible to entrench itself, including, for example, adopting a Rights Agreement (poison pill) on May 9, 2016.

The effect of the Board’s activity has been to dilute the economic interest and voting power of Oaktree and other stockholders, and to deprive them (to date) of the opportunity to liquidate their interests at an attractive price through a transaction such as that proposed by Gannett. To protect its rights as a stockholder, Oaktree makes this books and records demand for the following purposes:

A. To investigate possible mismanagement and other violations of duty by Michael Ferro and the Company’s Directors, including whether: (1) the Company’s sale of 5,220,000 shares to Mr. Ferro’s company, Merrick Media, in February 2016 at a below-market price constituted wrongdoing in violation of the Directors’ duties; (2) the appointment of Mr. Ferro and four of his associates, Justin Dearborn, Richard Reck, Donald Tang and Carol Crenshaw, to the Board, and/or the changes in Board size thereafter that left those Directors in the majority, constituted an improper transfer of control of the Board to Mr. Ferro or other violation of the Directors’ duties; (3) the adoption of the Rights Agreement in May 2016, after Gannett made an offer to purchase the Company (the “Gannett Offer”) violated the Directors’ fiduciary duties of care and loyalty; (4) Mr. Ferro violated his duty of loyalty by ruling out the possibility of a sale to Gannett unless he was offered a role in the surviving entity; (5) the Board violated its duties by failing to take action (other than to support Mr. Ferro) in response to the report of Mr. Ferro’s having conditioned consideration of a Gannett Offer on his being offered a role in the surviving entity or in response to public statements by Mr. Ferro inconsistent with his duties to the Company and its stockholders; (6) the Board violated its duties by failing to appoint a special committee of independent Directors or otherwise provide for the informed and independent consideration of the Gannett Offer; and (7) whether, in connection with any of the above actions, Mr. Ferro or any other Director breached his or her duties of loyalty, including the duty of candor.

B. To investigate whether the Company’s sale of 5,220,000 shares to Mr. Ferro’s company, Merrick Media, in February 2016 at a below-market price was part of an undisclosed plan to transfer control of the Board and the Company to Mr. Ferro without payment of a control premium.

C. To investigate the relationships among Mr. Ferro and the other Directors in order to consider whether to initiate a derivative suit with allegations that a pre-litigation demand on the Board should be excused, and (if such a suit is filed) to provide the court with particularized allegations from which to evaluate the demand-excused issue.

Books and Records Requested

1. Minutes of all Board meetings at which the following actions were taken, proposed or considered: (a) the sale of shares to Merrick Media; (2) the appointment of Mr. Ferro as executive chairman and Director; (3) the termination of Mr. Griffin, and/or the appointment of Mr. Dearborn, as chief executive officer and Director; (4) the appointment of Ms. Crenshaw and Messrs. Reck and Tang to the Board; (5) the decision not to nominate Ms. McCann and Ms. Taus for re-election in 2016 and/or the decisions of Ms. McCann and Ms. Taus not to stand for re-election in 2016; (6) adoption of the Rights Agreement; (7) the determination (reported in the letter dated May 22, 2016 from Mr. Dearborn on behalf of the Tribune board to Oaktree) that the formation of an independent committee of the Board was not “appropriate or necessary.”

2. If any of the actions listed in Item 1 were taken by unanimous written consent by the directors, the documents reflecting that consent and all documents provided to the Board in the course of requesting that consent.

3. All materials provided to any directors (including agendas, memoranda, opinions of advisers, financial analyses and board presentations) in connection with the actions listed in Item 1.

4. All materials provided by any consultant, advisor or other expert in connection with the actions listed in Item 1.

5. All written communications and analyses from, and all agreements with, all financial advisers that provided advice (or declined to provide advice) relating in any way to either the sale of shares to Merrick Media or Gannett’s bids to acquire the Company.

6. All documents describing or relating to any vetting for conflicts of interest (including past or present services rendered to Mr. Ferro or companies with which he is or was affiliated) of any financial advisor providing advice relating to either the sale of shares to Merrick Media or Gannett’s bids to acquire the Company.

7. All documents relating to any proposal or agreement requiring Mr. Ferro to provide services to the Company as a condition of Merrick Media’s receipt or ownership of, or ability to sell, the shares issued to it.

8. All documents constituting or relating to any agreements, understandings, plans or proposals existing before April 1, 2016 between Mr. Ferro, on the one hand, and any Board member, on the other hand, concerning the termination (voluntary or otherwise) of Mr. Griffin as CEO, any severance payments or arrangements in connection therewith, the replacement of Mr. Griffin by Mr. Dearborn as CEO, the potential addition to the Board of any Directors suggested by or affiliated with Mr. Ferro, including, without limitation, Mr. Dearborn, Ms. Crenshaw and Messrs. Reck and Tang, or a plan for any Director to step down from the Board at the annual meeting. These include any emails or other communications to or from Messrs. Griffin, Hartenstein or Ferro relating to this subject matter.

9. All documents describing or relating to any analysis conducted by or for the Board concerning the termination of Mr. Griffin and the appointment of Mr. Dearborn as CEO, or concerning the potential addition to the Board of Messrs. Ferro, Dearborn, Reck, Tang, and Ms. Crenshaw; including copies of any reports or other materials generated in the course of any such analysis.

10. All documents referring to or related to any reasons for the Board’s decision on April 1, 2016, to expand the Board and appoint Ms. Crenshaw and Messrs. Reck and Tang as directors.

11. All documents referring or related to any reasons for the Board’s decision to adopt the Rights Agreement, including any reports or other materials generated in the course of the analysis (if any) performed by or on behalf of the Board in connection with that decision.

12. All documents referring or related to the revised financial guidance announced by the Company on May 4, 2016 (the same day on which the Company rejected Gannett’s first offer). This request includes all roll-up reporting related to the guidance for 2016 of $1.6-1.625 billion in revenues and $166-$172 million in adjusted EBITDA, and any emails or other documents related to instructions, suggestions or requests that any employee change the proposed guidance or any component comprising or affecting that guidance.

13. All documents describing or related to the investigation, if any, any explanation given by Mr. Ferro, and other actions, if any, taken by or for the Board in response to the following statement by Gannett: “Mr. Ferro stated [to Gannett’s chairman and chief executive officer] that a business combination between Gannett and Tribune could make sense as long as Mr. Ferro would have a ‘significant role’ at the company post-closing and was its ‘largest shareholder.’ Mr. Ferro went on to state that he is unwilling to engage in a process unless he, personally, would get ‘a piece of the action.’” Please include any documents generated or received in the course of any such investigation or other action.

14. All documents describing or related to the investigation, if any, and other actions, if any, undertaken by or for the Board in response to the statements made by Mr. Ferro and published in the April 26, 2016 Los Angeles Times article, “Tribune Publishing Chairman Michael Ferro says Gannett is ‘trying to steal the company’,” including Mr. Ferro’s comments concerning the constituencies to whom he contends the Board owes its duties. Please include any documents generated or received in the course of any effort by the Board or any of its representatives to discuss with or instruct Mr. Ferro concerning the duties he owes the stockholders of the Company.

15. All documents relating to the determination that the statements described in paragraph 13 were “grossly mischaracterized” (Company press release, May 20, 2016) or identifying the person or persons who made that determination on behalf of the Company, and including all information in document form on which such person or persons relied in making such determination.

16. All documents relating to the Board’s consideration and rejection of the suggestion that a committee of independent directors should be formed to consider Gannett’s proposal to purchase the outstanding shares of the Company, including, without limitation, any documents relating to the Company’s determination that “each member of the board is completely aligned with the interests of the shareholder base, and remain[ed] committed to acting in the best interests of all shareholders.” (Cf. letters from Mr. Dearborn to Oaktree dated May 22 and June 3, 2016.)

17. All documents reflecting or concerning the qualifications of Mr. Ferro, including documents generated in the course of due diligence or investigations, if any, to confirm the accuracy of his stated qualifications, including academic and work history, or to obtain information concerning his character, temperament, ethics and compliance with law.

18. All documents reflecting or concerning the qualifications of Messrs. Dearborn, Reck, and Tang, and Ms. Crenshaw, including documents generated in the course of due diligence or investigations, if any, to confirm the accuracy of their stated qualifications, and including all documents concerning each candidate’s past or present relationships with Mr. Ferro and companies associated with him.

19. All documents relating to the donation to a “charitable trust” of Mr. Ferro’s Chicago Sun-Times stake, announced by the Company on March 2, 2016, including documents sufficient to identify all persons with control or influence over the actions of the charitable trust, and all documents relating to the effort, if any, by the Board to determine what if any influence or relationship Mr. Ferro would retain in the Sun-Times after the announcement of the donation.

20. All documents relating to any efforts by the Board to cause the Company to review or correct any statements made by Mr. Ferro in his interview televised on CNBC’s “Squawk Box” on June 6, 2016, and the results of any such review or correction.

21. All documents relating to any business, financial, charitable, social or personal relationships between Ferro and each person who served as a director of the Company from January 1, 2016 to the present.

22. The nondisclosure agreement proposed by the Company to Gannett, and all documents relating to Mr. Ferro’s assertion that it contained “nothing . . . absolutely nothing” that would block Gannett from launching a proxy contest or any other action with respect to the Company. (Cf. Mr. Ferro’s June 6 interview.)

23. All documents setting forth the terms of the engagement by the Company of Goldman Sachs and Lazard, including all documents concerning whether those advisors are to be paid nothing if the Company remains independent. (Cf. Mr. Ferro’s June 6 interview.)

24. All documents constituting, communicating or relating to the “independent opinions” of Goldman Sachs and Lazard that Gannett’s bid undervalued the Company. (Cf. Mr. Ferro’s June 6 interview.)

25. All documents supporting Mr. Ferro’s claim that the Company had, at the time of Gannett’s bid, “multiple parties” willing to invest in the company at $15 per share. (Cf. Mr. Ferro’s June 6 interview.)

Oaktree has retained the law firms of Smith, Katzenstein & Jenkins LLP and Munger, Tolles & Olson LLP to represent it in connection with this matter. A power of attorney confirming their authorization to act on Oaktree’s behalf is enclosed. Please contact George Garvey of Munger Tolles (213-683-9153; george.garvey@mto.com) or David Jenkins of Smith Katzenstein (302-652-8400; daj@skjlaw.com) to arrange the logistics of their firms’ inspection of the requested books and records.

Thank you for your anticipated cooperation.

Very truly yours,

Oaktree Tribune, L.P.

By:	Oaktree AIF Investments, L.P.
Its:	General Partner

By:	/s/ John Frank
Name:	John Frank
Title:	Vice Chairman

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

cc:	David A. Jenkins, Smith, Katzenstein & Jenkins LLP
George M. Garvey, Munger, Tolles & Olson LLP

	Custody Holdings By Security - Details By Status 6/10/2016	Report ID ICUS0016

731336 - OAKTREE TRIBUNE LP

CUSIP/CINS							Traded Shares/Par
ISIN	Description	Ccy	Ctry Inc	Status	Loc	Reg	Amortized Face	Settled Shares/Par	Pending Receive Shares / Par	Pending Deliver Shares/Par

896082104	TRIBUNE PUBG CO USD 0.01	USD	US	AVAILABLE	DTC	DTC	4,691,371.0000	4,691,371.0000
US8960821044

TOTAL BY UNITS - 731336 - OAKTREE TRIBUNE LP							4,691,371.0000	4,691,371.0000
TOTAL BY AMORTIZED FACE - 731336 - OAKTREE TRIBUNE LP							0.0000

6/10/2016 1:54:39 PM EDT	Page 1 of 1	Workbench Reports

POWER OF ATTORNEY

Oaktree Tribune, L.P. (“Oaktree”) appoints Munger, Tolles & Olson LLP and Smith, Katzenstein & Jenkins LLP, and any person designated by either of them (collectively, its “Attorneys”), to act as Oaktree’s true and lawful attorney in fact, in Oaktree’s name, place and stead, in all matters regarding the inspection of books and records of Tribune Publishing Company (the “Inspection”), and grants its Attorneys full power and authority to perform every act necessary or proper to be done in connection with the Inspection, as fully as Oaktree might or could do.

Dated: June 13, 2016	OAKTREE TRIBUNE, L.P.

	By:	Oaktree AIF Investments, L.P.
	Its:	General Partner

	By:	/s/ John Frank
	Name:	John Frank
	Title:	Vice Chairman

	By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

AFFIDAVIT

STATE OF CALIFORNIA:	SS

COUNTY OF LOS ANGELES:

John B. Frank, being duly sworn, states:

1. I am the Vice Chairman of Oaktree AIF Investments, L.P., the general partner of Oaktree Tribune, L.P. I am authorized to sign the attached demand for books and records pursuant to Section 220 of the Delaware General Corporation Law, and to sign this affidavit.

2. I have reviewed the attached letter. The factual statements in that letter are true and correct, to the best of my knowledge, information and belief.

/s/ John B. Frank
John B. Frank

SIGNED TO AND SWORN BEFORE ME, this 13th day of June, 2016.

AFFIDAVIT

STATE OF CALIFORNIA:                    SS

COUNTY OF LOS ANGELES:

Jordan Mikes, being duly sworn, states:

1. I am a Vice President of Oaktree AIF Investments, L.P., the general partner of Oaktree Tribune, L.P. I am authorized to sign the attached demand for books and records pursuant to Section 220 of the Delaware General Corporation Law, and to sign this affidavit.

2. I have reviewed the attached letter. The factual statements in that letter are true and correct, to the best of my knowledge, information and belief.

/s/ Jordan Mikes
Jordan Mikes

SIGNED TO AND SWORN BEFORE ME, this 13th day of June, 2016.